August 21, 2024

Tom L. Ward
Chief Executive Officer
Mach Natural Resources LP
14201 Wireless Way, Suite 300
Oklahoma City, OK 73134

        Re: Mach Natural Resources LP
            Draft Registration Statement on Form S-1
            Submitted August 14, 2024
            CIK No. 0001980088
Dear Tom L. Ward:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Purcell at 202-551-5351 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Michael Rigdon